[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

February 27, 2006

Susan Min, Esq.
Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Bear Stearns Commercial Mortgage Securities Inc., Registration Statement on Form S-3 (File No. 333-130789)

Dear Ms. Min:

We are acting as special counsel to Bear Stearns Commercial Mortgage Securities Inc., the registrant (the "Registrant"), under the above-referenced Registration Statement (the "Registration Statement"). We have reviewed your letter dated January 26, 2006 (the "Comment Letter") transmitting comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Registration Statement. We have reviewed the Staff's comments contained in the Comment Letter with representatives of the Registrant. The following are the responses of the Registrant to the Staff's comments, and we are submitting today an amended Registration Statement, which, as indicated below, implements changes requested by the Staff in the Comment Letter. Capitalized terms used in this letter without definition have the meanings given them in the attached base prospectus (the "Base Prospectus") or the attached prospectus supplement (the "Prospectus Supplement" and, together with the Base Prospectus, the "Prospectus") included in the Registration Statement. The paragraph numbers of this letter correspond to the numbered paragraphs in the Comment Letter, a copy of which is attached to this letter.

We and the Registrant thank you for your review and comment on the Registration Statement and for your assistance with our compliance with the applicable disclosure requirements of Regulation AB.

With respect to the Comment Letter, the Registrant has instructed us to advise you as follows:

1. The Registrant or any issuing entity previously established, directly or indirectly, by the Registrant or any affiliate of the Registrant has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities


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         involving the same asset class. The CIK code for Bear Stearns
         Commercial Mortgage Securities II Inc. is 0001260410.

2. The Registrant confirms that with respect to each series, the material terms to be included in the finalized agreements for such series will be disclosed in the final Rule 424(b) prospectus for such series.

3.       The Staff's requested change has been made.

4. The expenses referenced in the last paragraph of the cover page of the prospectus supplement refer to expenses incurred in connection with the issuance of the securities. Item 1107(j) of Regulation AB requires disclosure of "expenses incurred in connection with the selection and acquisition of the pool assets [that] are to be payable from offering proceeds." It is not typical in CMBS transactions for the Item 1107(j) expenses to be applicable; however, in the event that such expenses are applicable for any series, the Registrant confirms that it will provide the disclosure required thereby.

5.       The Staff's requested change has been made.

6.       The Staff's requested change has been made.

7.       The Staff's requested change has been made.

8. The following is the type of disclaimer that that the paying agent may require in connection with providing access to its website once the securities have been issued:

         "The various documents posted to this web site are made available here solely as a convenience at the request of the issuers and not for the purpose of furthering the securities offerings. Their availability here is in no way a solicitation or an offer to buy or sell the securities referenced."

9.       The Staff's requested change has been made.

10.      The Staff's requested change has been made.

11. The sponsor or sponsors for each series will be identified on the cover page of the related prospectus supplement. There may be one or more different sponsors for each series. As such, it is not feasible to include the name of the sponsor(s) on the cover page of the Base Prospectus.


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12.      The Staff's requested change has been made.

13. The Registrant has removed all references in the Base Prospectus that would permit participation interests in mortgage loans to be assets of a trust fund.

14. MBS that "evidence interests in" commercial mortgage loans refers to commercial mortgage backed securities ("CMBS") structured as pass-through certificates, as opposed to CMBS structured as notes. CMBS structured as pass-through certificates represent ownership interests in the issuing entity and the mortgage pool backing such CMBS. Where CMBS are structured as notes, the CMBS will instead represent indebtedness of the issuing entity secured by the mortgage pool. In either case, what would be included as an asset of the issuing entity are previously issued CMBS and in connection therewith, the Registrant confirms that it will comply with the requirements of Rule 190 with respect to any series that includes MBS as part of the asset pool.

15.      The Staff's requested change has been made.

16.      The Staff's requested change has been made.

17.      The Staff's requested change has been made.

18. The Registrant has revised the Base Prospectus under the heading "Description of the Trust Funds - Cash Flow Agreements" to make clear that the only cash flow agreements that may be permitted are guaranteed investment contracts and interest rate and currency swaps and interest rate caps or floors. The related prospectus supplement for each applicable series will disclose the applicable information required by
         Item 1115 of Regulation AB.

19. In order to provide a placeholder for the different types of cash flow agreements that may be utilized, the Registrant has revised the heading "[DESCRIPTION OF THE SWAP CONTRACT]" in the Prospectus Supplement to read "[DESCRIPTION OF THE [INTEREST RATE][CURRENCY] SWAP CONTRACT] [DESCRIPTION OF GUARANTEED INVESTMENT CONTRACT] [DESCRIPTION OF INTEREST RATE CAP OR FLOOR]."

20.      The Staff's requested change has been made.

21. The Registrant includes with this filing a new form of underwriting agreement and pooling and servicing agreement as exhibits to the Registration Statement.


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22.      The new form pooling and servicing agreement included with this filing incorporates changes requiring the applicable parties thereto to comply with Regulation AB. A marked copy is included with the courtesy set couriered to your attention.

23. Item 17.A.(1) in Part II of the Registration Statement incorporates the undertakings required by Item 512(a)(1) of Regulation S-K and includes the applicable new provisos in paragraphs (B) and (C) of such Item. The proviso set forth in paragraph (A) of Item 512(a)(1) is not included because such proviso only applies to registration statements on Form S-8, and is therefore not applicable to this Form S-3 Registration Statement.

We are hopeful that the responses outlined in this letter satisfactorily address the Staff's comments.

If you have any questions regarding the foregoing responses, please call me at
(212) 504-6820.



Best regards,

/s/ Frank Polverino

Frank Polverino

cc:      Sara W. Dunton, Esq.
         Joseph J. Jurkowski, Esq.
         Michael S. Gambro, Esq.


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